FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	……………………………………………… ,	2013

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 25, 2013	By ……/s/…………… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2013

CONSOLIDATED RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2013

April 24, 2013

CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Three months ended March 31, 2013	Three months ended March 31, 2012	Change(%)		Three months ended March 31, 2013	Year ending December 31, 2013	Change(%)

Net sales	¥816,653	¥829,240	-	1.5	$8,687,798	¥3,980,000	+	14.4
Operating profit	54,773	82,679	-	33.8	582,691	450,000	+	39.0
Income before income taxes	60,255	92,724	-	35.0	641,011	450,000	+	31.4
Net income attributable to Canon Inc.	¥40,913	¥61,538	-	33.5	$435,245	¥290,000	+	29.1

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥35.49	¥51.53	-	31.1	$0.38	¥251.56	+	31.5
- Diluted	35.49	51.53	-	31.1	0.38	-		-

	Actual
	As of March 31, 2013	As of December 31, 2012	Change(%)		As of March 31, 2013

Total assets	¥3,934,093	¥3,955,503	-	0.5	$41,852,053

Canon Inc. stockholders’ equity	¥2,643,526	¥2,598,026	+	1.8	$28,122,617

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY 94 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 29, 2013, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2013 First Quarter in Review

Looking back at the global economy in the first quarter of 2013, the pace of economic recovery from last year remained sluggish. The United States saw signs of improvement in such economic indicators as housing prices and the unemployment rate, while in Europe the economy slowed further due to a sense of unease over a possible recurrence of the financial crisis in Southern European nations. The speed of economic expansion in emerging countries such as China, India and Russia declined as a consequence of the worldwide economic slowdown. In Japan, despite improvements in consumer and business sentiment, the real economy failed to match expectations. Although the U.S. economy gave indications of a recovery, the global economy overall remained flat.

As for the markets in which Canon operates amid these conditions, demand for multifunction devices (MFDs) declined due to economic uncertainty and a deceleration in economic growth in emerging countries, while demand for laser printers decreased due to the sluggish economy. Demand for interchangeable lens digital cameras displayed strong growth all over the world, while demand for digital compact cameras continued to shrink both in developed countries and emerging countries. Overall demand for inkjet printers also waned due to the weak economy in Europe and other factors. In the industry and others sector, demand for semiconductor lithography equipment remained flat due to restrained capital expenditure for memory devices, while lithography equipment used in the production of flat panel displays (FPD) continued facing sluggish demand for large-size panels despite the healthy market for mid- and small-size panels used mainly in smartphones and tablet PCs.

The average value of the yen during the quarter was ¥92.76 against the U.S. dollar, a year-on-year depreciation of approximately ¥13, and ¥122.35 against the euro, a year-on-year depreciation of approximately ¥18.

Despite the steady sales growth of competitively priced products such as MFDs and laser printers, as well as increased sales volume of inkjet printers, and the positive effect of favorable currency exchange rates, net sales for the quarter declined 1.5% year on year to ¥816.7 billion (U.S.$8,688 million), owing to decreased demand for digital compact cameras and industrial equipment. The gross profit ratio rose 0.2 points year on year to 47.3%, thanks to the depreciation of the yen. Although Canon carried out Group-wide efforts to thoroughly reduce spending, operating expenses increased 7.4% year on year to ¥331.1 billion (U.S.$3,523 million) due to the negative effect of the depreciation of the yen. Consequently, first-quarter operating profit decreased by 33.8% to ¥54.8 billion (U.S.$583 million) compared with the corresponding period of the previous year. Other income decreased by ¥4.6 billion (U.S.$49 million) for the first quarter from the year-ago period due to a decrease in foreign currency exchange gains, and income before income taxes declined by 35.0% year on year to ¥60.3 billion (U.S.$641 million). Net income attributable to Canon Inc. decreased by 33.5% to ¥40.9 billion (U.S.$435 million) for the period.

Basic net income attributable to Canon Inc. stockholders per share for the quarter was ¥35.49 (U.S.$0.38), a decrease of ¥16.04 (U.S.$0.17) compared with the corresponding quarter of the previous year.

Results by Segment

Looking at Canon’s quarterly performance by business unit, within the Office Business Unit, although the sales performance of color MFDs, led by the imageRUNNER ADVANCE C5200/C2200 series, increased from the year-ago period, total sales volume for both color and monochrome models decreased slightly due to a deterioration in business confidence in the United States and Asia. Sales of the Océ VarioPrint 135 series, which was jointly developed by Canon and Océ for production printing, showed solid growth. Laser printers recorded a slight increase in sales volume year on year owing to sales expansion efforts centered on new products introduced last year offering exceptional environmental performance through such features as energy-saving functions and quiet operation. As a result, sales for the business unit totaled ¥464.2 billion (U.S.$4,938 million), an increase of 6.0% year on year, while operating profit totaled ¥60.1 billion (U.S.$639 million) an increase of 13.7%.

Within the Imaging System Business Unit, sales volume of interchangeable lens digital cameras declined year on year due mainly to the concentration of supply from Canon that had accumulated in the market during the year-ago period, as a consequence of the flooding in Thailand the prior year. Canon, however, maintained its lead in the global market share. As for digital compact cameras, sales volume declined from the previous year due to the market slowdown and the increasing popularity of smartphones. With regard to inkjet printers, new products featuring improved designs and operability in addition to enhanced print quality and other basic functionality were recognized by the market, leading to a significant increase in sales volume from the year-ago period despite the sluggish market as a whole. As a result of the above, sales for the business unit declined by 1.8% to ¥298.1 billion (U.S.$3,171 million), while operating profit totaled ¥28.5 billion (U.S.$303 million), a decrease of 39.1%.

In the Industry and Others Business Unit, sales volume of semiconductor lithography equipment declined from the previous year due to the restrained capital expenditure for memory devices although investment in semiconductor lithography equipment to produce image sensors and in-car devices showed steady growth. As for FPD lithography equipment, shrinking demand for equipment used in the production of large-size panels, an area in which Canon excels, continued to pose challenging conditions. Consequently, sales for the segment totaled ¥75.1 billion (U.S.$799 million), a decrease of 31.6%, while operating profit decreased ¥11.5 billion (U.S.$122 million), posting a loss of ¥7.5 billion (U.S.$80 million).

Cash Flow

During the first quarter of 2013, although net income attributable to Canon Inc. decreased ¥20.6 billion (U.S.$219 million), cash flow from operating activities totaled ¥55.4 billion (U.S.$590 million), a decline of only ¥0.7 billion (U.S.$7 million) compared with the corresponding period of the previous year owing to improvements in working capital through such means as an increasing the collection of accounts receivable. Due to capital investment focused on new products, cash flow from investing activities decreased ¥4.5 billion (U.S.$48 million) year on year, totaling ¥73.4 billion (U.S.$781 million). Accordingly, free cash flow totaled negative ¥18.0 billion (U.S.$191 million), an increase of ¥3.8 billion (U.S.$41 million) compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥84.1 billion (U.S.$894 million), mainly arising from the dividend payout. Owing to these factors, as well as the positive impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥73.7 billion (U.S.$784 million) year on year to ¥593.0 billion (U.S.$6,308 million).

Outlook

As for the outlook in the second quarter onward, the global economy is expected to realize a moderate recovery in the latter half of the year. The U.S. economy is expected to achieve moderate growth thanks to improvements in unemployment conditions and the housing market. The recession in Europe will likely to be protracted, especially in Southern European countries. China and other emerging economies are expected to show steady growth along with a recovery in consumer spending. Japan, buoyed by aggressive fiscal stimulus, is expected to realize moderate growth in the latter half of the year.

In the businesses in which Canon is involved, demand for MFDs is projected to grow moderately mainly for color models fueled by the recovery of the global economy, while demand in the laser printer market is expected to realize a slight increase from last year. Demand for interchangeable lens digital cameras is expected to continue growing across all regions owing to an expanding user base in developed countries along with market growth in emerging countries. The digital compact camera market is projected to shrink, mainly among low-end models, due to the popularity of smartphones. As for inkjet printers, with the growth in emerging markets offsetting the decline in developed countries, demand overall is expected to remain around the same level as for the previous year. In the industrial equipment market, demand for semiconductor lithography equipment is expected to recover with a turnaround in capital expenditure for memory devices from the second half of the year, made possible by a recovered supply-demand balance in the memory device market. Demand for FPD lithography equipment will likely pick up in line with the recovery in demand for large-size panels.

With regard to currency exchange rates for the second quarter onward, on which Canon’s performance outlook is based, although measures are being taken to resolve the steep appreciation of the yen, backed by the Bank of Japan’s monetary easing policy, taking into account such uncertainties as the euro debt crisis and financial problem in the United States, Canon anticipates exchange rates of ¥95 to the U.S. dollar and ¥125 to the euro, representing depreciations of approximately ¥15 against the U.S. dollar, and approximately ¥21 against the euro compared with the annual average rates of the previous year.

Upon taking into consideration these foreign exchange rate assumptions and the current economic forecast, Canon projects full-year consolidated net sales in 2013 of ¥3,980.0 billion (U.S.$42,340 million), a year-on-year increase of 14.4%; operating profit of ¥450.0 billion (U.S.$4,787 million), a year-on-year increase of 39.0%; income before income taxes of ¥450.0 billion (U.S.$4,787 million), a year-on-year increase of 31.4%; and net income attributable to Canon Inc. of ¥290.0 billion (U.S.$3,085 million), a year-on-year increase of 29.1%.

Consolidated Outlook

Fiscal year

	Millions of yen
	Year ending December 31, 2013		Change (B - A)	Year ended December 31, 2012	Change (%) (B - C) / C
	Previous Outlook (A)	Revised Outlook (B)		Results (C)
Net sales	¥3,810,000	¥3,980,000	¥170,000	¥3,479,788	+14.4%
Operating profit	410,000	450,000	40,000	323,856	+39.0%
Income before income taxes	400,000	450,000	50,000	342,557	+31.4%
Net income attributable to Canon Inc.	¥255,000	¥290,000	¥35,000	¥224,564	+29.1%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1.    CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of U.S. dollars
	As of March 31, 2013	As of December 31, 2012	Change	As of March 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	¥592,992	¥666,678	¥(73,686)	$6,308,426
Short-term investments	37,670	28,322	9,348	400,745
Trade receivables, net	512,031	573,375	(61,344)	5,447,138
Inventories	588,633	551,623	37,010	6,262,053
Prepaid expenses and other current assets	288,673	262,258	26,415	3,070,989

Total current assets	2,019,999	2,082,256	(62,257)	21,489,351

Noncurrent receivables	20,786	19,702	1,084	221,128
Investments	56,729	56,617	112	603,500
Property, plant and equipment, net	1,280,986	1,260,364	20,622	13,627,511
Intangible assets, net	137,363	135,736	1,627	1,461,309
Other assets	418,230	400,828	17,402	4,449,254

Total assets	¥3,934,093	¥3,955,503	¥(21,410)	$41,852,053

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥1,690	¥1,866	¥(176)	$17,979
Trade payables	314,144	325,235	(11,091)	3,341,957
Accrued income taxes	34,435	60,057	(25,622)	366,330
Accrued expenses	277,810	291,348	(13,538)	2,955,426
Other current liabilities	139,022	165,929	(26,907)	1,478,957

Total current liabilities	767,101	844,435	(77,334)	8,160,649
Long-term debt, excluding current installments	1,784	2,117	(333)	18,979
Accrued pension and severance cost	277,444	272,131	5,313	2,951,532
Other noncurrent liabilities	87,166	82,518	4,648	927,297

Total liabilities	1,133,495	1,201,201	(67,706)	12,058,457

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	1,859,170
Additional paid-in capital	401,182	401,547	(365)	4,267,894
Legal reserve	62,092	61,663	429	660,553
Retained earnings	3,098,776	3,138,976	(40,200)	32,965,702
Accumulated other comprehensive income (loss)	(281,610)	(367,249)	85,639	(2,995,851)
Treasury stock, at cost	(811,676)	(811,673)	(3)	(8,634,851)

Total Canon Inc. stockholders’ equity	2,643,526	2,598,026	45,500	28,122,617

Noncontrolling interests	157,072	156,276	796	1,670,979

Total equity	2,800,598	2,754,302	46,296	29,793,596

Total liabilities and equity	¥3,934,093	¥3,955,503	¥(21,410)	$41,852,053

	Millions of yen			Thousands of U.S. dollars
	As of March 31, 2013	As of December 31, 2012		As of March 31, 2013
Notes:

1. Allowance for doubtful receivables	¥13,472	¥12,970		$143,319
2. Accumulated depreciation	2,230,979	2,159,453		23,733,819
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(162,626)	(247,734)		(1,730,064)
Net unrealized gains and losses on securities	4,939	4,146		52,543
Net gains and losses on derivative instruments	(3,529)	(4,462)		(37,543)
Pension liability adjustments	(120,394)	(119,199)		(1,280,787)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2.    CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

	Millions of yen				Thousands of U.S. dollars
	Three months ended March 31, 2013	Three months ended March 31, 2012	Change(%)		Three months ended March 31, 2013

Net sales	¥816,653	¥829,240	-	1.5	$8,687,798
Cost of sales	430,740	438,342			4,582,341

Gross profit	385,913	390,898	-	1.3	4,105,457
Operating expenses:
Selling, general and administrative expenses	257,624	236,188			2,740,681
Research and development expenses	73,516	72,031			782,085

	331,140	308,219			3,522,766

Operating profit	54,773	82,679	-	33.8	582,691
Other income (deductions):
Interest and dividend income	1,036	1,562			11,021
Interest expense	(105)	(109)			(1,117)
Other, net	4,551	8,592			48,416

	5,482	10,045			58,320

Income before income taxes	60,255	92,724	-	35.0	641,011

Income taxes	18,528	29,114			197,107

Consolidated net income	41,727	63,610			443,904
Less: Net income attributable to noncontrolling interests	814	2,072			8,659

Net income attributable to Canon Inc.	¥40,913	¥61,538	-	33.5	$435,245

Consolidated statements of comprehensive income
	Millions of yen				Thousands of U.S. dollars
	Three months ended March 31, 2013	Three months ended March 31, 2012	Change(%)		Three months ended March 31, 2013

Consolidated net income	¥41,727	¥63,610	-	34.4	$443,904
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	85,600	70,358			910,639
Net unrealized gains and losses on securities	1,126	3,997			11,979
Net gains and losses on derivative instruments	935	(4,375)			9,947
Pension liability adjustments	(1,016)	337			(10,809)

	86,645	70,317			921,756

Comprehensive income	128,372	133,927	-	4.1	1,365,660
Less: Comprehensive income attributable to noncontrolling interests	1,628	2,916			17,320

Comprehensive income attributable to Canon Inc.	¥126,744	¥131,011	-	3.3	$1,348,340

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.    DETAILS OF SALES

Sales by business unit	Millions of yen				Thousands of U.S. dollars
	Three months ended March 31, 2013	Three months ended March 31, 2012	Change(%)		Three months ended March 31, 2013
Office	¥464,206	¥438,039	+	6.0	$4,938,362
Imaging System	298,107	303,476	-	1.8	3,171,351
Industry and Others	75,067	109,782	-	31.6	798,585
Eliminations	(20,727)	(22,057)		-	(220,500)

Total	¥816,653	¥829,240	-	1.5	$8,687,798

Sales by region	Millions of yen				Thousands of U.S. dollars
	Three months ended March 31, 2013	Three months ended March 31, 2012	Change(%)		Three months ended March 31, 2013
Japan	¥159,718	¥176,875	-	9.7	$1,699,128
Overseas:
Americas	232,002	210,348	+	10.3	2,468,106
Europe	246,365	244,453	+	0.8	2,620,904
Asia and Oceania	178,568	197,564	-	9.6	1,899,660

	656,935	652,365	+	0.7	6,988,670

Total	¥816,653	¥829,240	-	1.5	$8,687,798

Notes: 1. The primary products included in each of the segments are as follows:

Office Business Unit:

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems /
High speed continuous feed printers / Wide-format printers / Document solution

Imaging System Business Unit:

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses /
Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors /
Broadcast equipment / Calculators

Industry and Others Business Unit:

Semiconductor lithography equipment / Flat panel display (FPD) lithography equipment / Digital radiography systems /
Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment /
Die bonders / Micromotors /Network cameras / Handy terminals / Document scanners

  2. The principal countries and regions included in each regional category are as follows:

Americas:	United States of America, Canada, Latin America

Europe:	United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania:	China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.    CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31, 2013	Three months ended March 31, 2012	Three months ended March 31, 2013
Cash flows from operating activities:
Consolidated net income	¥41,727	¥63,610	$443,904
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	64,340	59,873	684,468
Loss on disposal of fixed assets	2,126	5,699	22,617
Deferred income taxes	460	610	4,894
Decrease in trade receivables	88,732	50,816	943,957
Increase in inventories	(7,022)	(50,537)	(74,702)
Decrease in trade payables	(43,565)	(26,698)	(463,457)
Decrease in accrued income taxes	(26,212)	(3,353)	(278,851)
Decrease in accrued expenses	(26,782)	(12,808)	(284,915)
Increase (decrease) in accrued (prepaid) pension and severance cost	(1,136)	121	(12,085)
Other, net	(37,254)	(31,207)	(396,319)

Net cash provided by operating activities	55,414	56,126	589,511

Cash flows from investing activities:
Purchases of fixed assets	(62,826)	(77,271)	(668,362)
Proceeds from sale of fixed assets	785	768	8,351
Purchases of available-for-sale securities	(155)	(75)	(1,649)
Proceeds from sale and maturity of available-for-sale securities	1,662	105	17,681
Increase in time deposits, net	(7,408)	(583)	(78,809)
Acquisitions of subsidiaries, net of cash acquired	(4,914)	(704)	(52,277)
Purchases of other investments	(209)	(103)	(2,223)
Other, net	(338)	(12)	(3,595)

Net cash used in investing activities	(73,403)	(77,875)	(780,883)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	490	347	5,213
Repayments of long-term debt	(988)	(465)	(10,511)
Increase (decrease) in short-term loans, net	(532)	1,873	(5,660)
Dividends paid	(80,695)	(72,092)	(858,457)
Repurchases of treasury stock, net	(4)	(49,992)	(43)
Other, net	(2,332)	(10,987)	(24,808)

Net cash used in financing activities	(84,061)	(131,316)	(894,266)

Effect of exchange rate changes on cash and cash equivalents	28,364	25,322	301,744

Net change in cash and cash equivalents	(73,686)	(127,743)	(783,894)
Cash and cash equivalents at beginning of period	666,678	773,227	7,092,320

Cash and cash equivalents at end of period	¥592,992	¥645,484	$6,308,426

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.    NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6.    SEGMENT INFORMATION

(1)  SEGMENT INFORMATION BY BUSINESS UNIT

	Millions of yen				Thousands of U.S. dollars
	Three months ended March 31, 2013	Three months ended March 31, 2012	Change(%)		Three months ended March 31, 2013
Office
Net sales:
External customers	¥462,130	¥436,926	+	5.8	$4,916,277
Intersegment	2,076	1,113	+	86.5	22,085

Total	464,206	438,039	+	6.0	4,938,362

Operating cost and expenses	404,135	385,193	+	4.9	4,299,309

Operating profit	¥60,071	¥52,846	+	13.7	$639,053

Imaging System
Net sales:
External customers	¥297,927	¥303,017	-	1.7	$3,169,436
Intersegment	180	459	-	60.8	1,915

Total	298,107	303,476	-	1.8	3,171,351

Operating cost and expenses	269,626	256,742	+	5.0	2,868,362

Operating profit	¥28,481	¥46,734	-	39.1	$302,989

Industry and Others
Net sales:
External customers	¥56,596	¥89,297	-	36.6	$602,085
Intersegment	18,471	20,485	-	9.8	196,500

Total	75,067	109,782	-	31.6	798,585

Operating cost and expenses	82,603	105,789	-	21.9	878,755

Operating profit (loss)	¥(7,536)	¥3,993		-	$(80,170)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(20,727)	(22,057)		-	(220,500)

Total	(20,727)	(22,057)		-	(220,500)

Operating cost and expenses	5,516	(1,163)		-	58,681

Operating profit	¥(26,243)	¥(20,894)		-	$(279,181)

Consolidated
Net sales:
External customers	¥816,653	¥829,240	-	1.5	$8,687,798
Intersegment	-	-		-	-

Total	816,653	829,240	-	1.5	8,687,798

Operating cost and expenses	761,880	746,561	+	2.1	8,105,107

Operating profit	¥54,773	¥82,679	-	33.8	$582,691

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)  SEGMENT INFORMATION BY GEOGRAPHIC AREA

	Millions of yen			Thousands of U.S. dollars
	Three months ended March 31, 2013	Three months ended March 31, 2012	Change(%)	Three months ended March 31, 2013
Japan
Net sales:
External customers	¥171,874	¥209,215	- 17.8	$1,828,447
Intersegment	425,726	460,173	- 7.5	4,529,000

Total	597,600	669,388	- 10.7	6,357,447

Operating cost and expenses	533,827	596,832	- 10.6	5,679,011

Operating profit	¥63,773	¥72,556	- 12.1	$678,436

Americas
Net sales:
External customers	¥229,375	¥207,002	+ 10.8	$2,440,160
Intersegment	2,578	5,218	- 50.6	27,425

Total	231,953	212,220	+ 9.3	2,467,585

Operating cost and expenses	228,627	207,988	+ 9.9	2,432,202

Operating profit	¥3,326	¥4,232	- 21.4	$35,383

Europe
Net sales:
External customers	¥246,729	¥244,036	+ 1.1	$2,624,777
Intersegment	11,731	1,526	+ 668.7	124,797

Total	258,460	245,562	+ 5.3	2,749,574

Operating cost and expenses	264,474	234,669	+ 12.7	2,813,553

Operating profit (loss)	¥(6,014)	¥10,893	-	$(63,979)

Asia and Oceania
Net sales:
External customers	¥168,675	¥168,987	- 0.2	$1,794,414
Intersegment	190,528	197,206	- 3.4	2,026,895

Total	359,203	366,193	- 1.9	3,821,309

Operating cost and expenses	345,014	345,344	- 0.1	3,670,362

Operating profit	¥14,189	¥20,849	- 31.9	$150,947

Corporate and Eliminations
Net sales:
External customers	¥-	¥-	-	$-
Intersegment	(630,563)	(664,123)	-	(6,708,117)

Total	(630,563)	(664,123)	-	(6,708,117)

Operating cost and expenses	(610,062)	(638,272)	-	(6,490,021)

Operating profit	¥(20,501)	¥(25,851)	-	$(218,096)

Consolidated
Net sales:
External customers	¥816,653	¥829,240	- 1.5	$8,687,798
Intersegment	-	-	-	-

Total	816,653	829,240	- 1.5	8,687,798

Operating cost and expenses	761,880	746,561	+ 2.1	8,105,107

Operating profit	¥54,773	¥82,679	- 33.8	$582,691

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7.    SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY

      None.

8.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)  GROUP POSITION

1.	Number of Group Companies

	March 31, 2013	December 31, 2012	Change
Subsidiaries	281	275	6
Affiliates	9	9	-
Total	290	284	6

2.	Change in Group Entities

Subsidiaries
Addition:	16 companies
Removal:	10 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2)  SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.

April 24, 2013

CONSOLIDATED FINANCIAL RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2013

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1
2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	PROFITABILITY	S 4
7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
8.	STATEMENTS OF CASH FLOWS	S 4
9.	R&D EXPENDITURE	S 5
10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5
11.	INVENTORIES	S 5
12.	DEBT RATIO	S 5
13.	OVERSEAS PRODUCTION RATIO	S 5
14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen)

	2013		2012		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Japan
Office	90,534	-	92,531	368,939	-2.2%	-
Imaging System	40,094	-	42,348	213,465	-5.3%	-
Industry and Others	29,090	-	41,996	137,882	-30.7%	-
Total	159,718	730,000	176,875	720,286	-9.7%	+1.3%
Overseas
Office	371,596	-	344,395	1,383,021	+7.9%	-
Imaging System	257,833	-	260,669	1,190,929	-1.1%	-
Industry and Others	27,506	-	47,301	185,552	-41.8%	-
Total	656,935	3,250,000	652,365	2,759,502	+0.7%	+17.8%
Americas
Office	142,983	-	125,721	530,382	+13.7%	-
Imaging System	79,474	-	73,537	366,888	+8.1%	-
Industry and Others	9,545	-	11,090	42,603	-13.9%	-
Total	232,002	1,110,900	210,348	939,873	+10.3%	+18.2%
Europe
Office	163,809	-	151,581	597,341	+8.1%	-
Imaging System	77,570	-	87,458	394,612	-11.3%	-
Industry and Others	4,986	-	5,414	22,085	-7.9%	-
Total	246,365	1,179,400	244,453	1,014,038	+0.8%	+16.3%
Asia and Oceania
Office	64,804	-	67,093	255,298	-3.4%	-
Imaging System	100,789	-	99,674	429,429	+1.1%	-
Industry and Others	12,975	-	30,797	120,864	-57.9%	-
Total	178,568	959,700	197,564	805,591	-9.6%	+19.1%
Intersegment
Office	2,076	-	1,113	5,615	+86.5%	-
Imaging System	180	-	459	1,577	-60.8%	-
Industry and Others	18,471	-	20,485	84,406	-9.8%	-
Eliminations	(20,727)	-	(22,057)	(91,598)	-	-
Total	0	0	0	0	-	-
Total
Office	464,206	2,027,400	438,039	1,757,575	+6.0%	+15.4%
Imaging System	298,107	1,635,300	303,476	1,405,971	-1.8%	+16.3%
Industry and Others	75,067	423,000	109,782	407,840	-31.6%	+3.7%
Eliminations	(20,727)	(105,700)	(22,057)	(91,598)	-	-
Total	816,653	3,980,000	829,240	3,479,788	-1.5%	+14.4%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2013		2012		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Office
External customers	462,130	2,019,100	436,926	1,751,960	+5.8%	+15.2%
Intersegment	2,076	8,300	1,113	5,615	+86.5%	+47.8%
Total sales	464,206	2,027,400	438,039	1,757,575	+6.0%	+15.4%
Operating profit	60,071	272,600	52,846	203,578	+13.7%	+33.9%
% of sales	12.9%	13.4%	12.1%	11.6%	-	-
Imaging System
External customers	297,927	1,634,300	303,017	1,404,394	-1.7%	+16.4%
Intersegment	180	1,000	459	1,577	-60.8%	-36.6%
Total sales	298,107	1,635,300	303,476	1,405,971	-1.8%	+16.3%
Operating profit	28,481	305,900	46,734	210,318	-39.1%	+45.4%
% of sales	9.6%	18.7%	15.4%	15.0%	-	-
Industry and Others
External customers	56,596	326,600	89,297	323,434	-36.6%	+1.0%
Intersegment	18,471	96,400	20,485	84,406	-9.8%	+14.2%
Total sales	75,067	423,000	109,782	407,840	-31.6%	+3.7%
Operating profit	(7,536)	(17,700)	3,993	5,910	-	-
% of sales	-10.0%	-4.2%	3.6%	1.4%	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-
Intersegment	(20,727)	(105,700)	(22,057)	(91,598)	-	-
Total sales	(20,727)	(105,700)	(22,057)	(91,598)	-	-
Operating profit	(26,243)	(110,800)	(20,894)	(95,950)	-	-
Consolidated
External customers	816,653	3,980,000	829,240	3,479,788	-1.5%	+14.4%
Intersegment	-	-	-	-	-	-
Total sales	816,653	3,980,000	829,240	3,479,788	-1.5%	+14.4%
Operating profit	54,773	450,000	82,679	323,856	-33.8%	+39.0%
% of sales	6.7%	11.3%	10.0%	9.3%	-	-
					(P)=Projection

3. OTHER INCOME / DEDUCTIONS					(Millions of yen)
	2013		2012		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Interest and dividend, net	931	4,000	1,453	5,770	(522)	(1,770)
Forex gain (loss)	3,182	(2,200)	9,307	9,130	(6,125)	(11,330)
Equity earnings (loss) of affiliated companies	(86)	600	465	610	(551)	(10)
Other, net	1,455	(2,400)	(1,180)	3,191	+2,635	(5,591)
Total	5,482	0	10,045	18,701	(4,563)	(18,701)
					(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2013		2012
	1st quarter	Year (P)	1st quarter	Year
Office
Monochrome copiers	16%	16%	16%	16%
Color copiers	19%	19%	19%	19%
Printers	43%	42%	45%	44%
Others	22%	23%	20%	21%
Imaging System
Cameras	65%	71%	70%	70%
Inkjet printers	26%	22%	21%	22%
Others	9%	7%	9%	8%
Industry and Others
Lithography equipment	9%	18%	17%	15%
Others	91%	82%	83%	85%
				(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2013
	1st quarter	Year (P)
Office
Japan	-2.2%	-
Overseas	-7.6%	-
Total	-6.2%	+0.6%
Imaging System
Japan	-5.3%	-
Overseas	-15.3%	-
Total	-14.0%	+0.2%
Industry and Others
Japan	-30.7%	-
Overseas	-46.7%	-
Total	-33.7%	+0.3%
Total
Japan	-9.7%	+1.3%
Overseas	-13.5%	-0.3%
Americas	-5.4%	0.0%
Europe	-13.9%	-3.0%
Asia and Oceania	-21.8%	+2.7%
Total	-12.7%	0.0%
		(P)=Projection

- S3 -

Canon Inc.

6. PROFITABILITY

	2013		2012
	1st quarter	Year (P)	1st quarter	Year
ROE *1	6.2%	10.7%	9.6%	8.7%
ROA *2	4.1%	7.1%	6.2%	5.7%
			(P)=Projection

*1 Return on Equity; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity

*2 Return on Assets; Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates					(Yen	)
	2013			2012
	1st quarter	2nd-4th quarter (P)	Year (P)	1st quarter	Year
Yen/US$	92.76	95.00	94.51	79.72	79.96
Yen/Euro	122.35	125.00	124.45	104.57	102.80
				(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)
	2013
	1st quarter	Year (P)
US$	+46.7	+224.8
Euro	+29.1	+166.1
Other currencies	+10.5	+76.6
Total	+86.3	+467.5
	(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2013
	2nd-4th quarter (P)
On sales
US$	15.0
Euro	6.4
On operating profit
US$	5.8
Euro	3.5
	(P)=Projection

8. STATEMENTS OF CASH FLOWS			(Millions of yen)
	2013		2012
	1st quarter	Year (P)	1st quarter	Year
Net cash provided by operating activities	55,414	480,000	56,126	384,077
Net cash used in investing activities	(73,403)	(350,000)	(77,875)	(212,740)
Free cash flow	(17,989)	130,000	(21,749)	171,337
Net cash used in financing activities	(84,061)	(160,000)	(131,316)	(319,739)
Effect of exchange rate changes on cash and cash equivalents	28,364	33,300	25,322	41,853
Net change in cash and cash equivalents	(73,686)	3,300	(127,743)	(106,549)
Cash and cash equivalents at end of period	592,992	670,000	645,484	666,678
			(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE				(Millions of yen)
	2013		2012
	1st quarter	Year (P)	1st quarter	Year
Office	24,658	-	23,299	99,484
Imaging System	20,037	-	19,872	83,948
Industry and Others	5,814	-	6,220	25,635
Corporate and Eliminations	23,007	-	22,640	87,397
Total	73,516	315,000	72,031	296,464
% of sales	9.0%	7.9%	8.7%	8.5%
				(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION				(Millions of yen)
	2013		2012
	1st quarter	Year (P)	1st quarter	Year
Increase in PP&E	50,793	260,000	73,664	270,457
Depreciation and amortization	64,340	265,000	59,873	258,133
				(P)=Projection

11. INVENTORIES
(1) Inventories			(Millions of yen)
	2013	2012	Difference
	Mar.31	Dec.31
Office	217,117	201,661	+15,456
Imaging System	255,807	245,973	+9,834
Industry and Others	115,709	103,989	+11,720
Total	588,633	551,623	+37,010

(2) Inventories/Sales*			(Days)
	2013	2012	Difference
	Mar.31	Dec.31
Office	43	43	0
Imaging System	66	61	+5
Industry and Others	152	124	+28
Total	61	57	+4
*Index based on the previous six months sales.

12. DEBT RATIO
	2013	2012	Difference
	Mar.31	Dec.31
Total debt / Total assets	0.1%	0.1%	0.0%

13. OVERSEAS PRODUCTION RATIO
	2013	2012
	1st quarter	Year
Overseas production ratio	58%	52%

14. NUMBER OF EMPLOYEES
	2013	2012	Difference
	Mar.31	Dec.31
Japan	69,765	70,234	(469)
Overseas	125,214	126,734	(1,520)
Total	194,979	196,968	(1,989)

- S5 -